Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

MCI speech for states

Greeting (to be inserted by appropriate state rep)

(Slide 1) I would like to spend just a few minutes telling you about an exciting time in the telecommunications industry.

And Verizon is at the heart of this exciting time.

As you’ve probably read and heard, Verizon has announced an agreement to purchase MCI. It was much anticipated, and it has made big news. While much has been said and written about this deal, it is for us – Verizon – a simple, straightforward and smart transaction. It’s one that makes sense for our company, but more importantly, for our customers and the future of the telecom business.

Verizon, as you know, provides traditional wireline services in 29 states, including this one, including voice and broadband services. And as most of you in this audience are aware, we have begun to offer fiber to the premises (FTTP) in some areas and have made a commitment to continue that effort.

(Slide 2) This is our “safe harbor statement” as required by law.

(Slide 3) Verizon’s wireline Enterprise business has been locally and regionally focused. Over the past several years we have been improving that business, marketing our networks, our solutions and our management capabilities to enterprise customers in our geographic markets. We had been building that capability from the inside. But we are acquiring MCI in order to get into that business more quickly and efficiently – and thereby serve both companies’ customers better.

MCI has been successful in providing services to businesses and government accounts, especially in the Enterprise segment. They provide a comprehensive portfolio of local-to-global business data, Internet and voice services, including Internet protocol network technology, Virtual Private Networking, SONET private line, frame relay, ATM and a full range of value-added Internet services.

The bottom line: MCI has capabilities that Verizon needs to best serve the Enterprise customer base faster and less expensively than we could do on our own.

The acquisition puts Verizon in a better position to serve this important business segment. It provides Verizon with great facilities and resources, sales and support capabilities, and an advanced set of products and services. More about that in a minute.

The acquisition – which will take about a year to complete — also ensures that there will be a reliable, rock solid, financially viable competitor in the Enterprise space. This is an important distinction. As I mentioned, Verizon does not play a large part as yet in this part of the business – and the market is much larger than just the traditional telecom players that may immediately come to mind.

Enterprise customers are demanding a much wider range of services, platforms and applications from a growing universe of suppliers – not just “telephone” companies, but systems integrators, software providers, equipment makers and wireless companies. These companies include some of the biggest names in industry, such as Cisco, IBM, EDS and British Telecom, in addition to AT&T — both before and after the SBC merger.

The Verizon-MCI transaction will also ensure that critical infrastructure to support government, national defense and homeland security services would be adequately maintained and enhanced. And this applies as well for the Internet backbone network that MCI owns and operates, sustaining one of the major conduits that carry the world’s Internet traffic.

(Slide 4) In just the short time since we announced this acquisition, some critics have said that this is just Verizon wanting to get bigger, and control more of the telecom market. But that reflects an out-of-date view of the communications industry.

This acquisition is driven by technology, and our customers’ use of that technology.

The deal is not going to transform the telecom industry. Rather, it’s a deal that has been negotiated because of the extensive transformation and revolution that already is taking place.

The industry is recreating itself. And this revolution is spurred by new advances in technology, and customers’ desire to use it to make their lives and businesses more productive and more efficient. We don’t foresee any slow down in this revolution. And it would have continued whether or not Verizon acquired MCI.

(Slide 5) Customers, big and small, have more choices today than ever before. They can choose from competing telephone companies, wireless companies, cable companies, Internet providers, and more. And they can choose the means by which they want to communicate….traditional telephone, wireless, voice over Internet protocol (or VoIP), e-mail, instant messaging, Blackberry, wireless modems…or a combination of them all.

As a result traditional wireline telephone usage has been reduced in all of our states and jurisdictions. In light of those changes, a company providing only traditional wireline POTS (plain old telephone service) would fast become obsolete. Therefore, the industry is rapidly restructuring itself to provide a full array of services using new and emerging technologies in the most economically efficient way.

(Slide 6) Verizon is on a road of transformation into a company that provides broadband and wireless data and voice capabilities. We have embarked on an ambitious plan to install fiber optics directly to households. We stated this initiative in mid-2004 in Keller, Texas. And we have been rolling it out on a state-by-state, community-by-community basis since then. Currently, we are installing fiber in 14 states.

This lightning-fast network is basically a leapfrog technology that can carry Internet traffic at speeds faster than our own DSL service, and the cable modem speeds offered by the competing cable companies. And in the future we plan to offer a robust video product that will provide competition to the cable monopolies.

We have begun operating call centers at selected sites around the country to service customers who purchase the services we are providing over this super-fast fiber network. Both the fiber build-out and the creation of these centers have resulted in a standing ovation in communities.

The tie in with the MCI deal is that these advanced broadband services will ride over MCI’s Internet Protocol backbone network.

We believe strongly that this willingness to invest in our future differentiates our company, has provided more value and choice for our customers, and helps move the industry forward. We have indicated that Verizon has estimated it will invest approximately $3 billion, primarily in MCI’s Internet backbone, network and systems.

We have followed this path in wireless and wireline by investing in spectrum, digital capabilities and broadband technologies. Now, by acquiring MCI, we are taking the next natural step by transforming ourselves around the evolving needs of the Enterprise business.

(Slide 7) On the Enterprise side of the equation, MCI fills a need that Verizon had serving this important business space. Verizon and MCI have complementary assets to serve the largest customers and government accounts. Verizon has a solid base of local and regional accounts. MCI has a broad reach of accounts both domestically and internationally.

From a customer perspective, the overwhelming thing that customers want is simplified delivery, one-stop shopping, and a single point of contact on a national and even international basis. And MCI’s well developed sales force is deployed virtually all over the world to deliver what such customers need. At the high end, they have more than 280 large, multinational customers for which they provide a vast array of products and services. MCI operates on six continents and more than 140 countries.

This is all in support of a growing set of IP-centric product capabilities, including managed services, web hosting, and professional design, delivery and engineering services.

(Slide 8) The complementary strengths of the two companies provide benefits all around.

With its financial resources Verizon will be better positioned than MCI would be standing alone, to maintain and build on these assets, particularly the network assets.

This is a very compelling and strategic fit for Verizon. Building on what MCI has created – global IP assets and a strong Enterprise space presence — Verizon will be able to accelerate its development of next-generation IP services, and add wireless services to the suite of services in our Enterprise product portfolio.

The companies seeking to serve Enterprise customers include not only AT&T, but other global and national competitors who specialize in systems integration, networking, managed services such as BT, NTT and many others. With this deal, Verizon can join the ranks of these competitors and be more effective than either MCI or Verizon could be standing alone.

(Slide 9) The benefits don’t end at the doorstep of the large multinational companies. You and I as individuals, homeowners, and family members will benefit.

I mentioned earlier that Verizon is reinventing itself around a broadband network and the new services that network can provide. This deal ensures that MCI’s robust, state-of-the-art backbone platform will continue to be one of the country’s premier networks for Internet traffic. The transaction will allow for higher quality of service and greater investment in that backbone than MCI could achieve as a standalone company going forward.

(Slide 10) The United States has historically been in the lead when it comes to telecommunications services. Our technology, our deployment, our customer support is second to none.

Federal and state government customers will benefit from this deal because we will be able to invest in the networks that are critical to their public mission. National security will benefit because we will continue to strengthen the infrastructure that is a critical component of government communications systems, including those used by the Departments of Defense and Homeland Security.

This acquisition will keep the country at the top of the telecom and communications industries. This deal will result in Verizon becoming a strong global industry leader by strengthening America’s premier telecommunications network builder and its leading service provider. It gives Verizon greater ability to lead the telecommunications industry’s revitalization through new investment in world-class networks and services.

It goes without saying that Verizon and MCI will be solid, responsible corporate citizens in the communities they serve.

This transaction is about the future. Verizon’s acquisition of MCI ensures the continued presence of a national, full-service company with the technology and financial strength to deliver the broadband future and create economic growth for America. Verizon believes this combination is a great deal for both companies. But it’s an even better deal for our customers.

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Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.